

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

<u>Via U.S. mail</u>
Henk Derksen
Chief Financial Officer
Belden Inc.
7733 Forsyth Boulevard, Suite 800
St. Louis, Missouri 63105

  **Re: Belden Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2012**
     **Filed February 28, 2013**
     **File No. 1-12561**

Dear Mr. Derksen:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 21

1. We note from disclosures in your risk factors on pages 10, 12 and 18 and on page 19 of MD&A that management is focused on capturing market share.  In future filings, please include a discussion and analysis that is consistent with the information used by management to monitor your market share along with disclosure of the material factors contributing to material changes in your market share.  This discussion and analysis should be linked to changes in unit sales volume discussion and analysis for revenue.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

2. In future filings, please quantify the impact of factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the

consolidated level and the segment level.  Examples of factors disclosed without quantification include:

- The contribution of (a) acquisitions; (b) improved productivity; (c) increased sales of higher margin products; and (d) decline in revenues to 2012 consolidated gross profit.
- The contribution of (a) acquisitions; (b) increased severance and restructuring charges; and (c) productivity improvements to 2012 consolidated selling, general and administrative expenses.
- The contribution of the increase in volume in the Americas segment to the change in 2012 Americas total revenues.
- The contribution of the factors causing the decline in 2012 revenues for the EMEA and Asia Pacific segments.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

3.  In future filings, please ensure that your discussion and analysis of segment operating income provides investors with an understanding of all material factors contributing to the change in margin.  For example, your discussion and analysis of the EMEA segment's operating income for 2012 addresses the asset impairment charges and severance and other restructuring costs.  If these costs were eliminated, operating income margin for 2012 would have been 16% compared to 14.3% for 2011.  It is unclear how your discussion and analysis provides investors with an understanding of the facts and circumstances causing the increase in operating income margin after considering the negative impacts of the impairment charges and restructuring activities.  The Americas and Asia Pacific segments had a similar lack of discussion and analysis.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

4.  We note your discussion and analysis of income tax benefit/(expense) for fiscal years 2012 and 2011 on page 22.  Based on your effective tax rate reconciliation within Note 14, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in your discussion and analysis in future filings, including the state & local tax difference; foreign tax differences, and the domestic permanent differences and tax credits.  Please provide us with a draft of the disclosure you that you intend to include in your next Form 10-K, or provide us with a comprehensive explanation as to why an analysis of these three additional areas are not material to income from continuing operations.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Critical Accounting Estimates, page 28
Deferred Tax Assets, page 29

5.  We note that you reduced your valuation allowance for deferred tax assets during fiscal years 2012 and 2011 by $13.4 million and $8 million, respectively.  Considering the materiality of the tax benefit to income from continuing operations, please include a discussion and analysis of the specific deferred tax assets the change in valuation allowance relates, and the specific positive and negative evidence considered for each deferred tax asset.  We further

note that you continue to maintain a valuation allowance of $7.5 million as of December 31, 2012.  Please disclose the specific deferred tax assets that the valuation allowance relates and the specific positive and negative evidence considered when concluding that realizability of these deferred tax assets remains not more likely than not.  Please provide us with the disclosures you would have included in your 2012 Form 10-K in response to this comment.

Long-Lived Assets, page 30

6. In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., what are your specific lowest identifiable levels for which there are identifiable cash flows).  Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Note 1: Basis of Presentation, page 41
Foreign Currency, page 41

7. In future filings, please disclose your accounting policy for determining the functional currency of your foreign subsidiaries, including whether you have concluded that the local currency for any material subsidiaries is not the functional currency.

Note 3: Acquisitions, page 48

8. In future filings, please expand your disclosures to provide acquired business-specific factors that make up the goodwill recognized from each of your material acquisitions. For example, you attribute the goodwill from your acquisition of PPC Broadband, Inc., which is 53% of the total purchase price, to expected synergies and the assembled workforce.  These two factors are the exact same factors you attribute to the goodwill recognized from Miranda Technologies Inc., Thomas & Betts Communications Business, and GarrettCom, Inc. Expanded disclosure would explain what the specific synergies will be; what the expected growth would be from (i.e., new product line, new customers, new geographic location, etc.); and what the assembled workforce represents.  Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

Note 5:  Operating Segments and Geographic Information, page 56

9. In future filings, please disclose revenues from external customers and assets at the individual country level in accordance with ASC 280-10-50-41.  If you do not believe any individual country other than the United States is material, please provide us with revenues and assets by country for each period presented and provide us with an explanation as to how you determined that no other country is material.

Note 10: Intangible Assets, page 63

10. We note that you have allocated $119.8 million of goodwill to corporate as of December 31, 2012.  We further note your disclosures in Note 5 in which you note there is goodwill that

has been unallocated and corporate is not an operating segment.  Please tell us how your accounting for the $119.8 million of goodwill complies with the guidance in ASC 350-20-35-41.  Please also provide us with a comprehensive discussion as to how you tested this goodwill for impairment during fiscal year 2012.  To help us understand your accounting for goodwill and testing for impairment, please provide us your allocation of goodwill to your reporting units by operating segment as of December 31, 2012, and September 29, 2013.

Note 11:  Accounts Payable and Accrued Liabilities, page 65

11. We note that you recognized $17.9 million related to restructuring actions implemented during fiscal year 2012, which is 16% of operating income.  In future filings, please expand your disclosures for your fiscal year 2012 restructuring actions and any future material restructuring actions to provide a description of the exit or disposal activity, including the facts and circumstances leading to the expected activity as required by ASC 420-10-50-1.a.  Please also expand your disclosures here or within MD&A to quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management's expectations when the restructuring activities were initiated.  If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity.  Please refer to SAB Topic 5:P.4 for guidance.

Note 14: Income Taxes, page 68

12. We note your discussion and analysis of your tax benefit for fiscal year 2012 on page 22, in which you note that the tax benefit from the $30 million settlement of the tax sharing agreement with Cooper Industries was $21 million.  However, your effective tax rate reconciliation indicates the tax benefit was $19.9 million.  Further on page 22, you indicate that the tax benefit for the reduction of the valuation allowance was $13.4 million.  However, your effective tax rate reconciliation indicates the tax benefit was $9.5 million.  Please advise and provide us with a revised effective tax rate reconciliation to the extent necessary.

13. We note that you have $211.4 million of net operating loss carryforwards and $49.0 million of tax credit carryforwards.  Please tell us and disclose in future filings the jurisdictions and the corresponding amounts that relate to the net operating loss carryforwards and tax credit carryforwards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief